AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 2014

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

(Name of Subject Company)

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

33766Y100
(CUSIP Number of Class of Securities)

Kevin M. Landis
Firsthand Capital Management, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 95113
(408) 886–7096

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Kelvin K. Leung, Esq. Firsthand Capital Management, Inc. 150 Almaden Blvd., Suite 1250 San Jose, CA 95113	David A. Hearth, Esq. Paul Hastings LLP 55 Second Street, 24th Floor San Francisco, California 94105	John F. Della Grotta, Esq, Paul Hastings LLP 695 Town Center Drive, 17th Floor Costa Mesa, CA 92626

December 22, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

TRANSACTION VALUATION:	AMOUNT OF FILING FEE:
$20,000,000 (a)	$2,324 (b)

(a)              The transaction value represents the maximum purchase price to be paid in the offer.

(b)              Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐                 Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐                 Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                 third–party tender offer subject to Rule 14d–1.

☒               issuer tender offer subject to Rule 13e–4.

☐                 going–private transaction subject to Rule 13e–3.

☐                 amendment to Schedule 13D under Rule 13d–2.

☐                 Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

Copies of this Offer to Purchase dated December 22, 2014 and the Letter of Transmittal, among other documents, have been filed by Firsthand Technology Value Fund, Inc., as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to the requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Unless otherwise indicated, all material incorporated by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1.                SUMMARY TERM SHEET

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.                SUBJECT COMPANY INFORMATION

(a)  The name of the issuer is Firsthand Technology Value Fund, Inc., an externally managed, closed-end, non-diversified management investment company organized as a Maryland corporation (the “Fund”) that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”).  The principal executive offices of the Fund are located at 150 Almaden Blvd., Suite 1250, San Jose, California 95113.  The telephone number is (408) 886-7096.

(b)  The title of the subject class of equity securities described in the offer is shares of Common Stock, par value $0.001 per share (the “Shares”).  As of December 12, 2014, there were 8,562,173 Shares issued and outstanding.

(c)  The principal market in which the Shares are traded is the NASDAQ Global Market under the symbol “SVVC.”  For information on the range of high, low and closing (as of the close of ordinary trading on the NASDAQ Global Market on the last day of each of the Fund’s fiscal quarters) and net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two years ended December 31, 2013 (as well as the first three quarters of 2014), see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.                IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person is Firsthand Technology Value Fund, Inc. (previously defined as the “Fund”), an externally managed, closed-end, non-diversified management investment company organized as a Maryland corporation that has elected to be treated as a business development company under the 1940 Act.  The principal executive offices of the Fund are located at 150 Almaden Blvd., Suite 1250, San Jose, California 95113.  The telephone number is (408) 886-7096.  The filing person is the subject company.  The members of the Board of Directors of the Fund are: Kevin Landis, Greg Burglin, Mark FitzGerald, Kimun Lee, Nicholas Petredis and Rodney Yee.  Mr. Landis is considered an “interested person” of the Fund, as that term is defined in the 1940 Act, because of his affiliation with Firsthand Capital Management, Inc., the adviser to the Fund, and also President and Chief Executive Officer of Firsthand Funds, which he co-founded in 1994.  Mr. Landis is a well-known technology investor who serves as portfolio manager for Firsthand Alternative Energy Fund and Firsthand Technology Opportunities Fund, affiliates of the Fund.

The Fund’s Executive Officers are: Kevin Landis, Chairman of the Board and Chief Executive Officer, Omar Billawalla, Chief Financial Officer and Nichole Mileski, Chief Compliance Officer.

Correspondence to the Directors and executive officers of the Fund should be mailed to c/o Firsthand Technology Value Fund, Inc., 150 Almaden Blvd., Suite 1250, San Jose, California 95113, Attn.  Secretary.

ITEM 4.                TERMS OF THE TRANSACTION.

(a)  The Fund’s Board of Directors has determined to commence an offer to purchase up to $20 million of its issued and outstanding shares of common stock, par value, $0.001 per share (“Shares”) (the “Offer Amount”), at a purchase price per share equal to 95% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the NASDAQ Global Market (“NASDAQ”) on December 31, 2014, net to the seller in cash, without interest (the “Purchase Price”) upon the terms and subject to the conditions set forth in the attached Offer to Purchase and the related Letter of Transmittal, which together as they may be amended and supplemented from time to time, constitute the tender offer (the “Offer”).

Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and each is hereby incorporated herein by reference.  For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intensions in the event of oversubscriptions, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase.  For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase.  For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares, Section 10, “Certain Effects of the Offer,” and Section 14,”Certain Federal Income Tax Consequences,”  in the Offer to Purchase.

(b)  The Fund has been advised that neither its Directors, officers nor investment adviser intend to purchase Shares from any officer, Director or investment adviser of the Fund pursuant to the Offer.

ITEM 5.                PAST CONTACTS, TRANSACTIONS, NEGOTIATION AND AGREEMENTS

(e )  Reference is hereby made to Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Funds,” Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference.  Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of a corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund.  The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures. loan or option arrangements, puts and calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6.                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) — (c)  Reference is hereby made to Section 1, “Price; Number of Shares,” Section 6, “Purpose of the Offer,”  Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.  Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7.  SOURCE AND AMOUNT OF FUNDS

(a)-(b)     Reference is hereby made to Section 11, “Source and Amount of Funds”  of the Offer to Purchase, which is incorporated herein by reference.

(d)  Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Directors, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8.   INTEREST IN SECURITIES OF THE COMPANY

(a) — (b)   Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.  There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund.  In addition, based upon the Fund’s records and upon the information provided to the Fund by its Directors, executive officers and affiliates (as such is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)  No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 11.  ADDITIONAL INFORMATION

(a)(1) Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not Applicable.

(c) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(l)(iii)	Letter to Brokers, Dealers, Commercial Banks Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients*

(a)(l)(v)	Notice of Guaranteed Delivery.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated December 22, 2014*

(b)	Not applicable.

(d)(1)

Settlement Agreement and Mutual Release dated May 1, 2014 by and between the Fund and Bulldog Investors, Inc., is incorporated herein by reference to Exhibit 10.1 of Form 8-K (File No. 814-00830) as filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2014.

(d)(2)	Depositary Agreement dated October 24, 2014 between the Fund and Computershare Trust Company, N.A.*

(d)(3)	Information Agent Agreement dated October 21, 2014 between the Fund and Georgeson Inc.*

(d)(4)

Investment Management Agreement between the Fund and SiVest Group, Inc. (now known as Firsthand Capital Management, Inc.), dated April 15, 2011, is incorporated herein by reference to Exhibit (g) of Pre-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(5)

Transfer Agency and Service Agreement between the Fund and BNY Mellon Investment Servicing (US), Inc. is incorporated herein by reference to Exhibit (k)(2) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(6)(1)

Custodian Services Agreement dated September 17, 2010 between the Fund and PFPC Trust Company is incorporated herein by reference to Exhibit (j) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(6)(2)

Notice of Assignment dated February 9, 2011 by PFPC Trust Company assigning the Custodian Services Agreement dated September 17, 2010 to the Bank of New York Mellon is incorporated herein by reference to the Fund’s Registration Statement on Form N-2 (File No. 333-179606) as filed with the Securities and Exchange Commission on February 21, 2012.

(d)(7)

Registration Rights Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(4) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(8)

Voting Rights Agreement among the Fund and the shareholders party thereto (the Lacuna Entities) dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(5) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No.333-186158) as filed with the SEC on November 15, 2013.

(d)(9)

Voting Rights Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(6) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(10)

Lock-Up Agreement among the Fund and the shareholders party thereto (the Lacuna Entities) dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(7) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(11)

Lock-Up Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(8) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(g)	Not applicable.

(h)	Not applicable.

*Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

December 22, 2014

	By:	/s/ KEVIN M. LANDIS
Kevin M. Landis
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(l)(iii)	Letter to Brokers, Dealers, Commercial Banks Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients*

(a)(l)(v)	Notice of Guaranteed Delivery.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated December 22, 2014*

(b)	Not applicable.

(d)(1)

Settlement Agreement and Mutual Release dated May 1, 2014 by and between the Fund and Bulldog Investors, Inc., is incorporated herein by reference to Exhibit 10.1 of Form 8-K (File No. 814-00830) as filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2014.

(d)(2)	Depositary Agreement dated October 24, 2014 between the Fund and Computershare Trust Company, N.A.*

(d)(3)	Information Agent Agreement dated October 21, 2014 between the Fund and Georgeson Inc.*

(d)(4)

Investment Management Agreement between the Fund and SiVest Group, Inc. (now known as Firsthand Capital Management, Inc.), dated April 15, 2011, is incorporated herein by reference to Exhibit (g) of Pre-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(5)

Transfer Agency and Service Agreement between the Fund and BNY Mellon Investment Servicing (US), Inc. is incorporated herein by reference to Exhibit (k)(2) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(6)(1)	Custodian Services Agreement dated September 17, 2010 between the Fund and PFPC Trust Company is incorporated herein by reference to Exhibit (j) of Pre-

Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(6)(2)

Notice of Assignment dated February 9, 2011 by PFPC Trust Company assigning the Custodian Services Agreement dated September 17, 2010 to the Bank of New York Mellon is incorporated herein by reference to the Fund’s Registration Statement on Form N-2 (File No. 333-179606) as filed with the Securities and Exchange Commission on February 21, 2012.

(d)(7)

Registration Rights Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(4) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(8)

Voting Rights Agreement among the Fund and the shareholders party thereto (the Lacuna Entities) dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(5) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No.333-186158) as filed with the SEC on November 15, 2013.

(d)(9)

Voting Rights Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(6) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(10)

Lock-Up Agreement among the Fund and the shareholders party thereto (the Lacuna Entities) dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(7) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(11)

Lock-Up Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(8) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(g)	Not applicable.

(h)	Not applicable.

*Filed herewith